GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                           Telephone +353 87 153 6399

                               August __, 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     RE:  Greenwind NRG Inc.
          Registration Statement on Form S-1
          Filed July 25, 2012
          File No. 333-178741

Dear Mr. Mancuso

     Thank you for your August 6, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your August 6, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 6 to the Company's Registration Statement.

1. Please review your entire document carefully to ensure that your disclosure is current. For example, your disclosure regarding your net loss since inception on page 10 is outdated, and your liquidity discussion on page 25 continues to be outdated as noted in prior comment 5. Also, your disclosure on the prospectus cover that the offering will end no later than December 31, 2012 is no longer consistent with your disclosures elsewhere in the prospectus that your offering will terminate 180 days after the effectiveness of the registration statement.

     We have revised the disclosure to assure all information is up to date and current.

2. Much of the prospectus has been drafted by a director and officer of the company and because of this there is a risk of inaccurate information, page 10

     The caption of this risk factor continues to suggest that there is a material risk of inaccurate information in your prospectus. Please revise this caption to be consistent with your response to prior comment 1.

     We have revised the risk factor to remove anything to suggest that there may be material risks of inaccurate information in our current prospectus.

Plan of Distribution; Terms of the Offering, page 18

3.   Regarding your response to prior comment 3:

* Exhibit 99.1 as currently revised says that (1) investors will have rights as shareholders when your board approves the acceptance of the subscriptions, (2) closing will occur and the transaction "shall become effective" on the day that you have received the subscription agreement and payment, and (3) you will issue shares every 30 days. It is unclear how these statements are consistent. Will your board be meeting daily? How can the closing occur and investors have rights as shareholders before you issue the shares? Please clarify.

* From your disclosure here and in exhibit 99.1, it appears that the board's acceptance of the subscription is separate from the board's approval of the issuance of the shares, and the board has yet to do either. It remains unclear why the board has not yet authorized the issuance of the shares offered. Please provide us copies of the "Nevada law" that you mention in response 8 of your letter to us submitted June 6, 2012.

* Please add appropriate risk factors to address investors' lack of ability to revoke subscriptions while you have the ability to use investors' funds before closing.

* Please clarify whether the board must decide whether to accept a subscription before the end of the 30-day period in which the investor subscribes. Currently, it is unclear whether the board can decide to delay acceptance until a subsequent 30-day period.

* If true, please disclose that you will return an investor's funds promptly after you determine not to accept that investor's subscription.

The Company intends to revise Exhibit 99.1 and the registration statement in its next amended filing to clarify the terms of subscription. The proposed revisions are shown in the attached redlined version of Exhibit 99.1 and Plan of Distribution. The contradictory language that the Staff notes in bullet 1 above has been revised to clearly indicate that the transaction closes upon execution of the subscription agreement and receipt of the funds.

The board has already approved the offering and delegated to management the task of accepting the subscription agreements. The board will not therefore need to meet daily as suggested.

A risk factor is unnecessary, as all unaccepted subscription funds will be returned to the investor without interest or deduction.

Rule 144, page 34

4. We note your response to prior comment 6; however, Regulation S-K Item 201(a)(2) requires that you disclose the amount of your common equity that could be sold pursuant to Rule 144. Your current disclosure indicates that you may be an issuer described in Rule 144(i)(1) "at some point in the future." Such disclosure - along with response 15 in your letter to us submitted June 6, 2012 - suggests that you may facilitate sales in reliance on Rule 144 subject only to the conditions applicable to companies that are not described in Rule 144(i)(1); therefore, please provide the disclosure mentioned in the last two sentences of prior comment 6. Please call us at the telephone numbers provided below if you have any questions about this or our other comments.

The Company intends to provide the following disclosure in lieu of its present disclosure about Rule 144:

RULE 144

All of the 9,000,000 presently outstanding shares of our common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Pursuant to Rule 144, one year must elapse from the time a "shell company," as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a shell company and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at anytime previously a reporting or non-reporting shell company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, we are classified as a "shell company" under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. As such, all restricted securities may not be resold in reliance on Rule 144 until: (1) we file Form 10 information with the SEC when we cease to be a "shell company"; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company.

                                        Sincerely,

                                        GREENWIND NRG INC.


                                        /s/ James Sammon
                                        ----------------------------------------
                                        James Sammon

                                                                    EXHIBIT 99.1

                             SUBSCRIPTION AGREEMENT

                               GREENWING NRG INC.
                                 (the "Company")
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                             Tel: (353) 87 153 6399

A.   Instructions.

     Each person considering subscribing for common shares of the Company should review the following instructions:


     Subscription Agreement: Please complete, execute and deliver to the Company the enclosed copy of the Subscription Agreement. The Company will review the materials and, if the subscription is accepted, the Company will execute the Subscription Agreement and return one copy of the materials to you for your records. Subscription Agreements are not binding until accepted by us. The Company shall have the right to accept or reject any subscription. If we reject any subscription, we will return to the prospective subscriber the entire amount submitted with such prospective subscriber's subscription, without interest or deduction. We will aggregate subscriptions from investors and, if the subscription is accepted, issue shares for such subscriptions every 30 days commencing at the effectiveness of this Prospectus.


     An acknowledgment of the acceptance of your subscription will be returned to you promptly after acceptance.


     Payment: Payment for the amount of the Shares subscribed for shall be made at the time of delivery of the properly executed Subscription Agreement, by check, bank draft or wire transfer of funds immediately available to the Company at the address set forth below or to an account specified by the Company. Acceptance will occur on such date on which the Company has received a completed form of this Subscription Agreement as well as payment for the amount of the Shares subscribed for, and management executes the subscription agreement. There is no minimum aggregate amount of Shares which must be sold as a condition precedent to closing the offering, and the Company may provide for one or more closings while continuing to offer the Shares that constitute the unsold portion of the Offering.


B.   Communications.

     All documents and check should be forwarded to:

                               GREENWIND NRG INC.
                                 (the "Company")
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                             Tel: (353) 87 153 6399

   THE PURCHASE OF SHARES OF GREENWIND NRG INC. INVOLVES A HIGH DEGREE OF RISK
      AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
                        LOSS OF THEIR ENTIRE INVESTMENT.

          EVERY POTENTIAL INVESTOR PRIOR TO ANY INVESTMENT OR PURCHASE
                 OF GREENWIND NRG INC.'S SHARES SHOULD READ THE
                      PROSPECTUS RELATING TO THIS OFFERING.
================================================================================

                               GREENWIND NRG INC.
                                 (the "Company")
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                             Tel: (353) 87 153 6399

                      SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned (the "Subscriber") hereby subscribes for that number of shares (the "Shares") of the Company set forth below, upon and subject to the terms and conditions set forth in the Company's final prospectus filed on Form 424B and dated _________, 20____ (the "Prospectus").

Total Number of Shares to be Acquired:             _____________________________

Amount to be paid (price of $0.01 USD per Share):  _____________________________

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ______ day of ____________________, 20_____.

NAME: (PRINT) as it should appear on the Certificate:

              ------------------------------------------------------------------

ADDRESS:
              ------------------------------------------------------------------

              ------------------------------------------------------------------

              ------------------------------------------------------------------

If Joint Ownership, check one (all parties must sign above):

     [ ] Joint Tenants with Right of Survivorship
     [ ] Tenants in Common
     [ ] Community Property

If Fiduciary or a Business or an Organization, check one:

     [ ] Trust
     [ ] Estate
     [ ] Power of Attorney

     Name and Type of Business Organization:


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
IDENTIFICATION AUTHENTICATION REQUIRED [ATTACH PHOTOCOPY OF ID]

Below is my (check one) [ ] Government  ID# - [ ] Social  Security# -
                        [ ] Passport# - [ ] Tax ID# - [ ] Drivers  License# -

[ ] Other _________________:       #_______________________________


SIGNATURE:
          -------------------------------------------------


                           ACCEPTANCE OF SUBSCRIPTION

The foregoing Subscription is hereby accepted for and on behalf of GREENWIND NRG INC. this ______ day of ____________________, 20____.



                                     By:
                                        ----------------------------------------
                                        James Sammon, President and CEO


The undersigned (the "Subscriber") hereby subscribes for that number of shares (the "Shares") of the Company set forth below, upon and subject to the terms and conditions set forth in the Company's final prospectus filed on Form 424B and dated _________, 20____ (the "Prospectus").

Total Number of Shares to be Acquired:             _____________________________

Amount to be paid (price of $0.01 USD per Share):  _____________________________

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ______ day of ____________________, 20_____.

NAME: (PRINT) as it should appear on the Certificate:

              ------------------------------------------------------------------

ADDRESS:
              ------------------------------------------------------------------

              ------------------------------------------------------------------

              ------------------------------------------------------------------

If Joint Ownership, check one (all parties must sign above):

     [ ] Joint Tenants with Right of Survivorship
     [ ] Tenants in Common
     [ ] Community Property

If Fiduciary or a Business or an Organization, check one:

     [ ] Trust
     [ ] Estate
     [ ] Power of Attorney

     Name and Type of Business Organization:


     --------------------------------------------------

IDENTIFICATION AUTHENTICATION REQUIRED [ATTACH PHOTOCOPY OF ID]

Below is my (check one) [ ] Government ID# - [ ] Social Security# - [ ] Passport# - [ ] Tax ID# - [ ] Drivers License# -

[ ] Other _________________:       #_______________________________




SIGNATURE:
          -------------------------------------------------



                           ACCEPTANCE OF SUBSCRIPTION

The foregoing Subscription is hereby accepted for and on behalf of GREENWIND NRG INC. this ______ day of ____________________, 20____.



                                     By:
                                        ----------------------------------------
                                        James Sammon, President and CEO

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

The offering consists of a maximum of 10,000,000 shares of common stock to be sold by Greenwind NRG Inc. The offering price for the 10,000,000 shares of common stock to the public will be fixed at $0.01 per share for the duration of the offering.

This offering will be conducted on a best-efforts basis utilizing the efforts of our officers and directors, James Sammon and Tadhq Sammon. Both James and Tadhq will not, and do not, participate in the selling and offering of securities for any issuer more than once every twelve months. Potential investors will include, but are not limited to, family, business associates, friends and acquaintances. The intended methods of communication include, without limitation, telephone and personal contact. In our endeavors to sell this offering, we do not intend to use any mass advertising methods such as the internet or print media. There can be no assurance that all, or any, of the shares will be sold.

Funds from this offering will be placed in our corporate bank account. Your subscription will be deposited in the company's bank account under our name. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment. Investors do not have the right to withdraw invested funds.

We will sell the shares in this offering through James Sammon and Tadhq Sammon, both officers and directors. They will receive no commission from the sale of any shares. They will not register as a broker-dealer under section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that:

     1. The person(s) is(are) not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

     2. The person(s) is(are) not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

     3. The person(s) is(are) not at the time of their participation, an associated person(s) of a broker/dealer; and,

     4. The person(s) meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any Issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

James Sammon and Tadhq Sammon are not statutorily disqualified, are not being compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in securities, and are not associated with a broker/dealer. They are and will continue to be officers and directors at the end of the offering and have not been during the last twelve months and are currently not a brokers/dealers or associated with a broker/dealer. They will not participate in selling and offering securities for any issuer more than once every twelve months.

Only after our registration statement is declared effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings in various locations where the offering will be registered. We will not utilize the Internet to advertise our offering. Mr. James Sammon and Mr. Tadhq Sammon will also distribute the prospectus to potential investors at the meetings, to business associates and to friends and relatives who are interested in us and a possible investment in the offering. No shares purchased in this offering will be subject to any kind of lock-up agreement.

Management and affiliates thereof will not purchase shares in this offering to reach $100,000.

We intend to sell our shares outside the United States.


Subscription Agreements are not binding until accepted by us. If we reject any subscription, we will return to the prospective subscriber the entire amount submitted with such prospective subscriber's subscription, without interest or deduction. Upon receipt and acceptance of subscriptions for the purchase of the shares offered hereby and within the allotted time period of this Offering, all funds received and accepted, if any, shall be immediately released to us and deposited into our general bank account all of which shall be available for use by us. There can be no assurance that we will obtain any funds from this offering. We will aggregate subscriptions from investors and, if the subscription is accepted, issue shares for such subscriptions every 30 days commencing at the effectiveness of this Prospectus.

Acceptance will occur on such date on which we have received a completed form of this Subscription Agreement as well as payment for the amount of the Shares subscribed for, and management executes the subscription agreement.

BECAUSE WE INTEND TO HOLD THE PAYMENT FOR YOUR SUBSCRIPTION FOR UP TO 30 DAYS, YOU WILL NOT EARN ANY INTEREST AND OUR CREDITORS COULD CLAIM A RIGHT TO YOUR FUNDS.

We intend aggregate subscriptions from investors in this offering and, if the subscriptions are accepted, issue shares for such subscriptions every 30 days commencing at the effectiveness of this Prospectus. Therefore, your funds may be held by us for up to 30 days before a decision is made to accept or reject your subscription. During this time, you will not be able to use the funds for another opportunity and you will not earn any interest on those funds. Also, there is a risk that our creditors may claim a right to those funds since they will be in our general operating bank account. If we do not accept your subscription, we will we will return to you the entire amount submitted, without interest or deduction. If our creditors are able to freeze our bank account and claim title to those funds, however, you may lose the money you submit to us to purchase shares in this offering.